Confidential Treatment Request by Belden Inc.

7733 Forsyth Blvd., Suite 800 St. Louis, MO 63105	Phone: 314.854-8000 Fax: 314/854-8001 www.Belden.com
September 14, 2010
Via Facsimile: 703/813-6968
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Attention:	Mr. Rufus Decker
Re:	Belden Inc.
Form 10-K for the year ended December 31, 2009
Form 10-Q for the period ended April 4, 2010
Form 8-K filed April 29, 2010
Definitive Proxy Statement on Schedule 14A filed April 7, 2010
File No. 1-12561
Dear Mr. Decker:
In this letter, we have included Belden’s responses to the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 24, 2010 (“Letter”). The Staff’s comments are in bold and all page references correspond to the page references in the filings noted above.
Pursuant to the Commission’s rule allowing issuers to request confidential treatment under Rule 83 of the Freedom of Information Act of portions of written responses to a Staff comment letter, we are requesting that certain information in the first paragraph of Comment 2 of this response to the Commission’s Letter be afforded confidential treatment. In connection with such request, we have submitted a cover letter with this response seeking confidential treatment of such information and are sending a copy of the cover letter to the SEC’s Office of Freedom of Information and Privacy Act Operations with the legend “FOIA Confidential Treatment Request” appearing on the first page. We also are filing a redacted version of this response on EDGAR with each page having a legend “Confidential Treatment Request by Belden Inc.”
General
1.	In your next response letter, please provide, in writing from management, the three bullet-pointed acknowledgements (i.e., Tandy language) requested at the end of our comment letter dated July 23, 2010.

Response:
We have included the three bullet-pointed acknowledgments at the conclusion of this response letter.

Securities and Exchange Commission
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Confidential Treatment Request by Belden Inc.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 29
2.	We note your response to comments one and two from our letter dated July 23, 2010. Please tell us the carrying value, fair value, and amount of goodwill associated with the recently acquired reporting unit for which fair value did not substantially exceed carrying value as of November 22, 2009 (your most recent impairment testing date). We note your proposed future filing disclosures explain that since the carrying value of a reporting unit is identical to its fair value upon acquisition, fair values of recently acquired reporting units are not substantially in excess of their carrying values as a general matter. Please tell us and revise your future filings to more fully explain the mitigating factors that you consider in these circumstances to evaluate if impairment exists for any of your recently acquired reporting units.

Response:
The carrying value, fair value, and amount of goodwill associated with the reporting unit for which fair value did not substantially exceed carrying value as of November 22, 2009 were [*] million, [*] million, and [*] million, respectively.
We monitor our recently acquired reporting units for potential impairment in the same manner in which we evaluate all reporting units for impairment. We consider the criteria in ASC 350-20-35, which outlines when to evaluate a reporting unit for impairment. Under this guidance, for all of our reporting units, in addition to performing an annual impairment test, we monitor the reporting unit throughout the year for events or circumstances that would more likely than not reduce the fair value of a reporting unit below its carrying amount. On an on-going basis, we consider the specific examples included in ASC 350-20-25, such as whether there have been significant adverse changes in the business or legal climate, adverse actions by regulators, unanticipated new sources of competition, loss of key personnel, decisions to sell or dispose of a reporting unit, testing a long-lived asset group within the reporting unit for impairment, or recognizing a goodwill impairment loss in the financial statements of a subsidiary that is a component of the reporting unit. In addition to these specific examples, we consider whether any other significant developments have occurred for a reporting unit, which, more likely than not, could reduce the fair value of a reporting unit below its carrying amount.
As we noted in our response to comment two from your letter dated July 23, 2010, to the extent that a reporting unit was recently acquired, its fair value generally is not substantially in excess of its carrying value. Therefore, when a reporting unit is recently acquired, we consider the factors in the previous paragraph as well as additional items. For example, we consider such items as the extent to which the reporting unit’s operating performance has deviated from our original projections prepared upon acquiring the reporting unit and the extent to which overall market conditions have changed since the acquisition date. We consider all factors that could indicate, more likely than not, the fair value of a recently acquired reporting unit is below the carrying amount of the reporting unit.
Similarly, to the extent that a reporting unit was recently impaired, its fair value generally is not

Securities and Exchange Commission
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Confidential Treatment Request by Belden Inc.
substantially in excess of its carrying value. For these circumstances, we consider the factors in the previous paragraphs as well as additional items. For example, we consider the extent to which the reporting unit’s operating performance has deviated from our projections prepared at the most recent measurement of fair value for the reporting unit, as well as any other factors that could indicate, more likely than not, that a reporting unit has been reduced below its carrying amount.
In future Form 10-K filings, we will disclose those factors that we consider for recently acquired or recently impaired reporting units. Such disclosure will appear substantially as follows, with any appropriate updates:
The relationship between the fair value of a reporting unit and the carrying value of a reporting unit is influenced by the length of time that has passed since the reporting unit was initially acquired, as well as the length of time that has passed since the reporting unit was impaired, if applicable. Upon acquisition, the carrying value of a reporting unit typically approximates its fair value. An impairment charge adjusts the carrying value of a reporting unit based on its fair value. As such, the fair value of a recently acquired reporting unit or a recently impaired reporting unit typically is not substantially in excess of its carrying value. In those circumstances, we consider any factors that could indicate, more likely than not, that a reporting unit has been reduced below its carrying amount. Examples of factors we consider include changes in expected operating results of the reporting unit or changes in overall market conditions as compared to the conditions in effect at the most recent fair value measurement date.
Consolidated Financial Statements
Note 14—Pension and Other Postretirement Benefits, page 64
3.	We note your response to comment seven from our letter dated July 23, 2010. So that we may better understand the range of assumptions used for each of your plans, please provide us with a table comparing the significant assumptions used for each of your defined benefit pension plans and post-retirement benefit plans for each of the annual periods presented in your filing.

Response:
We sponsor five defined benefit pension plans: a United States Plan, a German Plan, a UK Plan, a Canadian Managerial Plan, and a Canadian Negotiated Plan. The significant assumptions used for each of these defined benefit pension plans for the years ended December 31, 2009, 2008, and 2007 are as follows:

Securities and Exchange Commission
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Confidential Treatment Request by Belden Inc.

		Year-ended December 31,
Assumption	Plan	2009	2008	2007
For benefit obligations at year-end:
Compensation rate increase	United States Plan	4.00%	4.00%	4.00%
	German Plan (1)	n/a	n/a	n/a
	UK Plan	4.00%	4.00%	4.00%
	Canadian Managerial Plan	4.00%	4.00%	4.00%
	Canadian Negotiated Plan	4.00%	4.00%	4.00%

Discount rate	United States Plan	5.50%	6.50%	6.25%
	German Plan	5.00%	5.75%	5.50%
	UK Plan	5.75%	6.50%	5.75%
	Canadian Managerial Plan	5.25%	7.00%	5.75%
	Canadian Negotiated Plan	5.25%	7.00%	5.75%

For net periodic cost for the year:
Compensation rate increase	United States Plan	4.00%	4.00%	4.00%
	German Plan (1)	n/a	n/a	n/a
	UK Plan	4.00%	4.00%	4.00%
	Canadian Managerial Plan	4.00%	4.00%	4.00%
	Canadian Negotiated Plan	4.00%	4.00%	4.00%

Discount rate	United States Plan	6.50%	6.25%	5.75%
	German Plan	5.75%	5.50%	4.50%
	UK Plan	6.50%	5.75%	5.00%
	Canadian Managerial Plan	7.00%	5.75%	5.00%
	Canadian Negotiated Plan	7.00%	5.75%	5.00%

Rate of return on plan assets	United States Plan	8.50%	8.50%	8.50%
	German Plan (2)	n/a	n/a	n/a
	UK Plan	5.00%	5.00%	5.00%
	Canadian Managerial Plan	8.50%	8.50%	8.50%
	Canadian Negotiated Plan	5.00%	5.00%	5.00%

(1)	Future employee compensation rates are not a factor in determining our pension liability under the terms of the German Plan, and therefore, this assumption is not applicable.

(2)	The German Plan is an unfunded plan, and therefore, there is no assumption regarding a rate of return on plan assets.
As illustrated in the table above, the annual compensation rate increase in each plan is identical. Relative to the United States Plan, the discount rates used to determine benefit obligation as of year-end for the plans outside of the United States are equal to or differ by 50 basis points (bps), 75 bps, and 75 bps or less for the years ended December 31, 2009, 2008, and 2007, respectively. Relative to the United States Plan, the discount rates used to determine net periodic cost for the year for the plans outside of the United States are equal to or differ by 75 bps, 75 bps, and 125 bps or less for the years ended December 31, 2009, 2008, and 2007, respectively. The rate of return on plan assets is identical for the United States Plan and the Canadian Managerial Plan, and it is identical for the UK Plan and the Canadian Negotiated Plan. The weighted average rate of return on plan assets for all plans is 7.30%, because the United States Plan and the Canadian Managerial

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Confidential Treatment Request by Belden Inc.
Plan represent approximately 70% of all assets under management.
Based on the information above, we believe that, in the aggregate, the significant assumptions utilized in our defined benefit pension plans within the United States and outside of the United States are not significantly different.
We also sponsor two post-retirement benefit plans: a United States Plan and a Canadian Plan. The significant assumptions used for each of these post-retirement benefit plans for the years ended December 31, 2009, 2008, and 2007 are as follows:

		Year-ended December 31,
Assumption	Plan	2009	2008	2007
For benefit obligations at year-end:
Discount rate	United States Plan	5.50%	6.50%	6.25%
	Canadian Plan	5.25%	7.00%	5.75%

For net periodic cost for the year:
Discount rate	United States Plan	6.50%	6.25%	5.75%
	Canadian Plan	7.00%	5.75%	5.00%

Health care cost trend rate assumed for next year	United States Plan	8.75%	9.25%	10.00%
	Canadian Plan	8.75%	9.25%	10.00%

Rate that the health care cost trend rate gradually declines to	United States Plan	5.00%	5.00%	5.00%
	Canadian Plan	5.00%	5.00%	5.00%
As illustrated in the table above, the health care cost trend rates in each plan are identical. The discount rates used to determine benefit obligations at year-end differ by 25 bps, 50 bps, and 50 bps for the years ended December 31, 2009, 2008, and 2007, respectively. The discount rates used to determine periodic cost for the year differ by 50 bps, 50 bps, and 75 bps for the years ended December 31, 2009, 2008, and 2007, respectively.
Based on the information above, we believe that, in the aggregate, the significant assumptions utilized in our post-retirement benefit plans within the United States and outside of the United States are not significantly different.
DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON APRIL 7, 2010
Executive Compensation
Personal Performance Factor, page 31
4.	We note your response to comment 15 from our letter dated July 23, 2010 and reissue this

Securities and Exchange Commission
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Confidential Treatment Request by Belden Inc.
comment in part. Although the evaluation of personal objectives is subjective in nature, please briefly describe each named executive officer’s personal objectives by identifying specific contributions made by each named executive officer and contextualizing those achievements for purposes of demonstrating how you made compensation decisions.
Response:
Each named executive officer (NEO) has annual personal performance goals, which Mr. Stroup approves at the beginning of the year (except that the Board approves Mr. Stroup’s goals). At the end of the year, Mr. Stroup assesses the achievement of these goals with respect to the other NEOs and the Board assesses the achievement of these goals with respect to Mr. Stroup.
The goals are intended to reflect the attainment of short and long-term targets that are primarily designed to further the objectives of the Company’s three-year strategic plan, which is updated each year. For 2009 (the year covered by the 2010 proxy statement and the first year of the revised 2009-2011 three-year strategic plan), the Company had three objectives—achieve double-digit growth in return on invested capital, operating income, and organic revenues (“2009 Annual Objectives”).
These 2009 Annual Objectives were further refined into “Top Level Improvement Priorities,” which were used to create personal goals for many individual associates, including the NEOs. The Top Level Improvement Priorities included institutionalizing the Company’s lean enterprise process and developing and implementing a global demand creation process, a talent management process, a global market access process, and an acquisition and integration process.
Two of the NEOs that have specific business unit oversight, Mr. Suggs with respect to Americas and Mr. Kumra with respect to Asia Pacific, focused on achieving the 2009 Annual Objectives by pursuing the Top Level Improvement Priorities with respect to their respective business units. Mr. Stroup, as CEO, pursued the 2009 Annual Objectives through the Top Level Improvement Priorities for the entire Company. Mr. Benoist, as CFO, focused on achieving the 2009 Annual Objectives through the pursuit of two Top Level Improvement Priorities—developing and implementing a talent management process for the financial organization and an acquisition and integration process. Mr. Bloomfield, as the Company’s chief legal officer, focused on developing and implementing an acquisition and integration process along with developing subsidiary maintenance procedures, revising the Company’s insider trading policy, and assessing offshore legal sourcing of intellectual property.
Because of the global recession that dominated economic activity for much of 2009, the Company was challenged in achieving these objectives. However, the NEOs and other members of management took several restructuring measures to deal with the global recession early in the process and to make progress in achieving the Company’s strategic objectives. These included: closing several manufacturing facilities and selling a German business, actions that generated significant cost savings and furthered the attainment of the 2009 Annual Objectives; pursuing growth initiatives, including programs to enhance its sales force effectiveness, vertical marketing efforts, and channel management; and reducing costs and significantly improving its working capital turns through lean techniques.
Although faced with lower demand caused by general economic conditions, the Company expanded

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Confidential Treatment request by Belden Inc.
its year-over-year gross profit margin and significantly increased its cash flow. The Company also made substantial progress with its talent management initiatives by increasing the number of high potential associates. Mr. Suggs achieved these results with respect to Americas; Mr. Kumra, with respect to Asia Pacific; Mr. Stroup with respect to the entire Company, and Messrs. Benoist and Bloomfield with respect to the attainment of their respective Top Level Improvement Priorities.
Performance-Based Equity Awards
LTI Value Matrix, page 33
5.	We note your response to comment 17 from our letter dated July 23, 2010. With a view towards future disclosure, please tell us how the CEO assigns the actual LTI value.

Response:
With respect to each NEO (other than the CEO, whose LTI value is discussed below), the CEO recommends and the Compensation Committee approves a target LTI value for each NEO. As discussed in our previous response, target NEO LTI values range from 120% to 200% of base salary. Actual NEO LTI values for 2009 and 2010 were based on each of their Personal Performance Factors. In accordance with the LTI Value Matrix (Matrix) set out on page 32 of the proxy statement, if the NEO’s 2009 or 2010 PPF fell within the range of 0.85 to 1.15, the CEO assigned an actual LTI value within a range of 70% to 120% of the target LTI value, based on the CEO’s subjective evaluation of the NEO’s performance. No equity awards are granted if the NEO receives a PPF of less than 0.85.
In the case of the CEO, his LTI value for 2009 and 2010 is governed by his employment agreement as approved by our independent directors. As a result, he is entitled to receive annual equity awards having a grant date value of not less than $2.5 million for each of 2009 and 2010.
In connection with responding to your comments, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions relating to any of the foregoing, please feel free to contact me at 314-854-8000.
Sincerely,
/s/ Gray Benoist
Gray Benoist
Chief Financial Officer and Chief Accounting Officer